Exhibit 3.1

AMENDMENT NO. 1

TO THE RESTATED BYLAWS OF

NUVASIVE, INC.

The following amendment (the “Amendment”) was made to the Restated Bylaws of NuVasive, Inc. (the “Company”) pursuant to resolutions adopted by the Company’s Board of Directors at a meeting held on May 14, 2014:

1.    Article VII, Section 11(b) of the Restated Bylaws of the Company is, effective immediately, hereby amended in its entirety to read as follows:

“(b) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines and, except for amounts paid in settlement or judgment, any other costs and expenses of any nature or kind incurred in connection with any proceeding.”

2.    Except as expressly modified by this Amendment, all terms, provisions, covenants and agreements contained in the Restated Bylaws of the Company shall remain unmodified and in full force and effect.